Exhibit 4.6

REVEL AC, INC.

STOCK RESTRICTION AGREEMENT

Revel AC, Inc., a Delaware corporation (the “Company”) and the Stockholder hereby agree as follows in connection shares of common stock of the Company specified below. The terms and conditions attached hereto are also a part hereof.

Stockholder:	Revel Group, LLC

Date:	February 17, 2011

Number of Shares Subject to Vesting Hereunder:	9,947,712 (the “Shares”)

Vesting Schedule

Vesting Events:

4,831,746 Shares shall become Vested Shares upon the occurrence of Vesting Event Number 1. If Vesting Event Number 1 has occurred, an additional 5,115,966 Shares shall become Vested Shares upon the occurrence of Vesting Event Number 2. If Vesting Event Number 1 has not occurred, 4,831,746 Shares shall become Vested Shares upon the occurrence of Vesting Event Number 2.

“Vesting Event Number 1” shall occur if both of the following events occur: (i) the Opening Date occurs on or before June 30, 2012, and (ii) as of the Opening Date, the aggregate cash amounts expended for the Project Costs after the date hereof do not exceed the Project Budget.

“Vesting Event Number 2” shall occur if the Consolidated EBITDA of the Company and its Subsidiaries for any four-quarter period ending on or prior to June 30, 2014 equals or exceeds $189.0 million.

As used above, the terms “Opening Date”, “Project Costs”, and “Project Budget” shall each have the meanings ascribed to such terms in that certain Master Disbursement Agreement dated as of the date hereof by and among JPMorgan Chase Bank, N.A., as Disbursement Agent and Administrative Agent, U.S. Bank National Association , as Second Lien Collateral Agent, the Company, and Revel Entertainment Group, LLC and “Consolidated EBITDA” shall have the meaning ascribed to such term in that certain Credit Agreement dated as of the date hereof by and among the Company, the Guarantors party thereto, the Lenders party thereto and J.P. Morgan Securities LLC as Lead Arranger and Syndication Agent, J.P. Morgan Securities LLC and Morgan

Stanley & Co. Incorporated, as Joint Bookrunning Managers and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent.

Acceleration Events	Upon the Involuntary Termination of Kevin DeSanctis (as defined below) at any time on or prior to June 30, 2012, the vesting of all Shares shall be accelerated such that 100% of the Unvested Shares held by the Stockholder pursuant to this Agreement immediately prior to the Termination Date (as defined below) shall be considered Vested Shares as of the Termination Date, and upon the Involuntary Termination of Kevin DeSanctis at any time after June 30, 2012 and on or prior to June 30, 2014, the Shares subject to vesting upon the occurrence of Vesting Event Number 2 shall be considered Vested Shares as of the Termination Date.

STOCKHOLDER		COMPANY

REVEL GROUP, LLC		REVEL AC, INC.

By:	/s/ Kevin G. DeSanctis	By:	/s/ Alan Greenstein
	Name: Kevin G. DeSanctis		Name: Alan Greenstein
	Title: Manager		Title: Senior Vice President and CFO

Address: 1125 Atlantic Avenue Atlantic City, NJ 08401-4806

REVEL AC, INC.

Stock Restriction Agreement — Incorporated Terms And Conditions

Revel AC, Inc. (the “Company”) and Revel Group, LLC (the “Stockholder”) hereby agree to the following terms and conditions relating to 9,947,712 shares (the “Shares”) of the Common Stock, $0.0001 par value per share of the Company (the “Common Stock”) held by the Stockholder as of the date hereof:

1. Vesting of Shares. All of the Shares shall be regarded as “Unvested Shares” until the occurrence of Vesting Event Number 1 or Vesting Event Number 2. The number of Shares specified on the cover page in the column entitled “Vesting Events” shall become “Vested Shares” (or shall “vest”) on the occurrence of Vesting Event Number 1 and/or Vesting Event Number 2, as applicable. All Shares shall be held in escrow by the Company in accordance with the terms of Section 4 below. Notwithstanding anything herein to the contrary, upon the Involuntary Termination of Kevin DeSanctis at any time prior to June 30, 2012, the vesting of all Shares shall be accelerated such that 100% of the Unvested Shares held by the Stockholder pursuant to this Agreement immediately prior to the Termination Date shall be considered Vested Shares as of the Termination Date (as defined below), and upon the Involuntary Termination of Kevin DeSanctis at any time after June 30, 2012 and prior to June 30, 2014, the Shares subject to vesting upon the occurrence of Vesting Event Number 2 shall become Vested Shares as of the Termination Date. As used herein the term “Involuntary Termination of Kevin DeSanctis” shall mean the termination of the employment of Kevin DeSanctis by Revel Entertainment Group, LLC without “cause” or by Kevin DeSanctis for “good reason” as each is defined in that certain Employment Agreement by and between Kevin DeSanctis and Revel Entertainment Group, LLC dated as of the date hereof, as the same may be amended from time to time; and the term “Termination Date” shall mean the date upon which the Involuntary Termination of Kevin DeSanctis is effective.

2. Restrictions on Transfer; Purchase by the Company. The Stockholder may not directly sell, assign, transfer, pledge, encumber or dispose of (“Transfer”) all or any Unvested Shares except to the Company pursuant to this Section 2. Nothing herein shall be deemed to restrict the issuance, assignment, transfer, pledge, encumbrance or disposal of any equity interests in Revel, LLC. If as of June 30, 2012, Vesting Event Number 1 has not then occurred, the Stockholder shall sell to the Company (or the Company’s assignee) 5,115,966 Unvested Shares in accordance with the procedures set forth below. The purchase price to be paid by the Company for such Unvested Shares shall be $0.0001 per share (subject to adjustment as herein provided). If as of September 30, 2014, Vesting Event Number 2 has not then occurred, the Stockholder shall sell to the Company (or the Company’s assignee) 4,831,746 Unvested Shares in accordance with the procedures set forth below and no Shares shall thereafter become Vested Shares. The sale of any Unvested Shares by the Stockholder to the Company shall be effected by the delivery by the Escrow Holder (as defined below) to the Company of a certificate or certificates evidencing the Unvested Shares to be purchased by the Company (the “Purchase Shares”), each duly endorsed for transfer to the Company. Within 120 days following receipt thereof, the Company shall mail a check for the purchase price therefor to the Stockholder. Upon the mailing of a check in payment of the purchase price in accordance with the terms hereof, the Company shall become the legal and beneficial owner of the Unvested Shares being repurchased and all rights and interests therein or relating thereto, and the Company shall have the right to retain and transfer to its own name or cancel the number of Unvested Shares being repurchased by the Company.

3. Stockholder Acknowledgments. The Stockholder acknowledges and agrees that the Shares have not been registered under the Securities Act, nor registered pursuant to the provisions of the securities laws or other laws of any other applicable jurisdictions, in reliance on exemptions for private offerings contained in Section 4(2) of the Securities Act and in the laws of such jurisdictions. The Stockholder further acknowledges and agrees that the Company has no intention and is under no obligation to register the Shares under the Securities Act or to comply with the requirements for any exemption that might otherwise be available, or to supply the Stockholder with any information necessary to enable the Stockholder to make routine sales of the Shares under Rule 144 or any other rule of the Securities and Exchange Commission. Furthermore, the Stockholder acknowledges and agrees that the Company may place legends on any stock certificate representing the Shares with the securities laws and contractual restrictions thereon and issue related stop transfer instructions.

4. Escrow of Shares. All Shares shall be held in escrow by the Company, as escrow holder (“Escrow Holder”). The Escrow Holder is hereby directed to transfer the Shares in accordance with this Agreement or instructions signed by both the Stockholder and the Company. If the Company or any assignee exercises its repurchase rights hereunder, the Escrow Holder, upon receipt of written notice of such exercise from the Company or such assignee, shall take all steps necessary to accomplish such transfer. The Stockholder hereby grants the Escrow Holder an irrevocable power of attorney coupled with an interest to take any and all actions required to affect such transfer. The Escrow Holder may act in reliance upon advice of counsel in reference to any matter(s) connected with this Agreement, and shall not be liable for any mistake of fact or error of judgment, or for any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence. With respect to any Unvested Shares that become Vested Shares, the Company may, at the request of the Stockholder option, issue a new certificate for the number of shares which have become Vested Shares and shall deliver such certificate to the Stockholder and shall deliver to the Escrow Holder a new certificate for the remaining Unvested Shares in exchange for the certificate then being held by the Escrow Holder. Subject to the terms hereof, the Stockholder shall have all the rights of a stockholder with respect to the Shares while they are held in escrow, including without limitation, the right to vote the Shares and receive any cash dividends declared thereon. If, from time to time while the Escrow Holder is holding Shares, there is any stock dividend, stock split or other change in or respecting such shares, any and all new, substituted or additional securities to which the Stockholder is entitled by reason of its ownership of the Shares shall be immediately subject to this escrow, deposited with the Escrow Holder and included thereafter as “Unvested Shares” or “Vested Shares,” as applicable, for purposes of this Agreement and the repurchase rights and rights of first refusal of the Company.

5. Notices. All notices to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument, delivered by hand in person, or by express overnight courier service, or by electronic facsimile transmission (with a copy sent by first class mail, postage prepaid), or by registered or certified mail, return receipt requested, postage prepaid, addressed, if to the Stockholder, to the Stockholder’s principal office as set forth on the signature page hereto, and if to the Company, to the Company’s principal executive offices, attention of the Chief Executive Officer.

6. Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties relative to the subject matter hereof, and supersedes all proposals, written or oral, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may be modified, amended or rescinded only by a written agreement executed by both parties.

7. Waivers. From time to time, the Company may waive its rights hereunder either generally or with respect to one or more specific transfers or actions that have been proposed, attempted or made. All action to be taken by the Company shall be taken by vote of a majority of its disinterested members of the Board of Directors of the Company then in office. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

8. Changes in Capital Structure. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number of Shares and vesting schedule shall be appropriately adjusted by the Company, (ii) the securities received in respect of such event shall be “Shares” hereunder subject to this Agreement and shall retain the same status as “Vested Shares” or “Unvested Shares” as the Shares in respect of which they were received, and (iii) the repurchase price per security subject to repurchase shall be appropriately adjusted by the Company, in each case to the extent that the Board of Directors shall determine, in good faith, that such adjustment is appropriate. Any extraordinary cash dividends payable with respect to any Unvested Shares shall be retained by the Company and only payable to Stockholder if and when such Unvested Shares become Vested Shares.

9. Severability. The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision.

10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, subject to the limitations set forth herein.

11. Governing Law; Forum Selection Clause. This Agreement and any claims arising out of this Agreement (or any other claims arising out of the relationship between the parties) shall be governed by and construed in accordance with the laws of the State of Delaware and shall in all respects be interpreted, enforced and governed under the internal and domestic laws of such state, without giving effect to the principles of conflicts of laws of such state. Any claims or legal actions by one party against the other (whether or not arising under this Agreement) shall be commenced and maintained only in any state or federal court located in such state, and the Company and the Stockholder hereby submit to the jurisdiction and venue of any such court.

12. Counterparts. This Agreement may be executed in two or more counterparts, each one of which shall be deemed an original, but all of which together shall constitute one and the same instrument.